                                  EXHIBIT 99(A)

On June 4, 1984, the Board of Directors granted options under the 1984 Option Plan to four officers of the Company to purchase up to an aggregate of 26,250 Common Shares at $2.00 per share (as adjusted to reflect the one-for-twenty reverse Common Share stock split). Of the options granted, options to purchase 7,500, 7,500, 3,750 and 7,500 shares were granted to Ms. Johnson and Messrs. George, Walsh and Wagner, respectively. The options vest in three equal installments as of June 4, 1985, June 4, 1986 and June 4, 1987 and are exercisable through June 4, 1989.

On May 19, 1985, the Board of Directors granted options under the 1984 Option Plan to purchase up to an aggregate of 50,000 Common Shares at $2.50 per share. Of these additional options granted, options to purchase 13,750, 13,750, 15,000 and 7,500 shares were granted to Messrs. George, Walsh and Kreutzjans and Ms. Johnson, respectively. The options vest in three equal installments as of April 19, 1986, April 19, 1987, April 19, 1988, and are exercisable through April 18, 1991.

On September 12, 1986, the Board of Directors granted options under the 1984 Option Plan to purchase up to an aggregate of 50,000 Common Shares at $4.825 per share. Of these additional options, options to purchase 20,000, 20,000 and 10,000 shares were granted to Messrs. George, Walsh and Kreutzjans, respectively. The options vest in three equal installments as of September 12, 1987, September 12, 1988, September 12, 1989 and are exercisable through September 12, 1991.

On February 20, 1987, the Board of Directors granted options under the 1984 Option Plan to purchase up to an aggregate of 23,750 Common Shares at $4.75 per share. Of these additional options, options to purchase 9,500, 9,500 and 4,750 shares were granted to Messrs. George, Walsh and Kreutzjans, respectively. The options vest in three equal installments as of February 20, 1988, February 20, 1989, February 20, 1990 and are exercisable through February 20, 1992.

The Board of Directors may from time to time amend or terminate the 1984 Option Plan without action by the Company's shareholders, but no such amendment may increase the number of Common Shares that may be issued under the 1984 Option Plan, permit the grant of options to persons other than officers or key employees, reduce the minimum option price per Common Share, permit the exercise of an option unless full payment for the shares is made or impair the rights of holders of outstanding options without their consent.

THE REINCORPORATION

GENERAL

The Board of Directors believes it is in the best interest of the Company and the shareholders to change the state of incorporation of the Company from Illinois to Delaware. The Board of Directors has unanimously approved and recommended to the shareholders for adoption the Reincorporation Agreement by and between the Company and Delaware P.C. Quote. Delaware P.C. Quote is a wholly-owned subsidiary of the Company formed under the authorization of the Board of Directors for the purpose of effecting the Reincorporation. Upon approval of the Reincorporation Agreement at the Annual Meeting, the Company will merge with and into Delaware P.C. Quote, Delaware P.C. Quote, as the surviving corporation, will have the same capitalization, business, assets, liabilities, management and shareholders (other than those who properly perfect their dissenters' rights under Illinois law as described below under "Rights of Dissenting Shareholders") as the Company. The directors of the Company elected at the Annual Meeting will become the directors of Delaware P.C. Quote upon consummation of the Reincorporation.

The Company's Articles of Incorporation (the "Company's Articles") presently authorize the issuance of 10,000,000 Common Shares, without par value, of which 4,187,750 were issued and outstanding as of June 24, 1987, and 2,500,000 Preferred Shares, par value $1,312,704,617 per share, of which 1,523,572 were issued and outstanding as of June 24, 1987. The Reincorporation will not alter the structure of the Company's authorized capital stock, except that the Reincorporation will change the par value of the Company's Common Shares from no par value to a par value of $0.001 per share. The purpose of the change in par value of the Company's Common Shares is to reduce the Company's Delaware franchise tax liability. Upon the effective date of the Reincorporation, each


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issued and outstanding Common Share of the Company (excluding shares held by those who duly exercise dissenters' rights under Illinois law as described below under "Rights of Dissenting Shareholders") will automatically become one share of Common Stock of Delaware P.C. Quote, and each issued and outstanding Preferred Share of the Company (excluding shares held by those who duly exercise dissenters' rights under Illinois law as described below under "Rights of Dissenting Shareholders") will automatically become one share of Preferred Stock of Delaware P.C. Quote.

The Reincorporation will be effective upon filing of appropriate papers under applicable law, which is intended to occur as promptly as practicable after the Annual Meeting if shareholder approval is given. However, the Reincorporation Agreement permits the Board of Directors of the Company to amend the Reincorporation Agreement in a manner not adverse to shareholders or to defer or abandon the Reincorporation if, in the Board's judgment, such action becomes in the best interest of the Company and the shareholders. A copy of the Reincorporation Agreement is attached as Appendix A to this Proxy Statement and incorporated herein and all statements herein concerning the Reincorporation Agreement should be read in conjunction with, and are qualified in their entirety by, this reference thereto.

PURPOSE AND EFFECTS OF THE REINCORPORATION

The Board of Directors determined to reincorporate the Company in Delaware primarily because of their dissatisfaction with a recent amendment to the Illinois Business Corporation Act of 1983 (the "Illinois Statute") and their desire to take advantage of the fact that, for many years, Delaware has followed a policy of encouraging incorporation in that State. To further that policy, Delaware has adopted comprehensive, modern and flexible corporate laws that are periodically updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware for their domicile or have subsequently reincorporated in Delaware. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware corporate law and establishing public policies with respect to Delaware corporations, thereby providing greater predictability with respect to corporate legal affairs. A key factor in the Board's determination to reincorporate in Delaware was the recent enactment in Delaware of specific statutory provisions relating to director liability and indemnification described below.

The Reincorporation will have the following material effects upon the Company:

DIRECTOR LIABILITY. Article Ninth of Delaware P.C. Quote's Certificate of Incorporation ("Delaware P.C. Quote's Certificate") eliminates the personal liability of directors to the Company and its stockholders for monetary damages for violations of a director's fiduciary duty of care. This Article thus denies shareholders a cause of action against directors for breach of fiduciary duty, including grossly negligent business decisions involving a takeover of the Company. This Article does not eliminate or limit the liability of a director for breaching the director's duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law or participating in the payment of a dividend or a stock repurchase or redemption prohibited by Delaware law, or obtaining an improper personal benefit for himself or herself. This Article also does not eliminate or limit the liability of any director for any act or omission occurring prior to its effective date or affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty (although, as a practical matter, such remedies may not be available or effective) or limit liability for violations of federal securities laws.

The Board of Directors believes that Article Ninth will generally improve the atmosphere in which difficult corporate decisions are made by ameliorating concerns over the risk of personal liability arising from a court's review, with the benefit of hindsight, of business decisions made by directors. The Board also believes that the diligence exercised by directors arises primarily from their desire to act in the best interests of the Company and not from a fear of monetary damage awards. Consequently, the Board believes that the level of care exercised by directors will not be lessened by Article Ninth.

The limitation of monetary liability provided by Article Ninth was expressly authorized by a June, 1986 amendment to the Delaware General Corporation Law (the "Delaware Law"). The official commentary on the amendment of the Delaware Law indicates that it was adopted by the General Assembly in response to recent changes in the market for directors' liability insurance, which has become a relatively standard condition of employment by directors. Such changes, including the unavailability of the traditional policies (and, in many cases, the unavailability of any type of policy from the traditional insurance carriers), have threatened the quality and stability of the governance of Delaware corporations because directors have become unwilling, in many instances, to serve without the protection which such insurance provides and, in other instances, may be deterred by the unavailability of insurance from making entrepreneurial decisions. The eventual effect of the amendment of the act (and thus of Article Ninth) is subject to future judicial interpretation and determination of its validity, which cannot be ascertained at the present time.

The Company currently carries no directors' liability insurance. Although the Company has not had any litigation in the past involving the Board or its members which would have been affected by the provisions of Article Ninth had it been in effect at the time, the Company has been unable to obtain directors' liability insurance except at premiums that are not economically feasible. The Company has not experienced any difficulty in retaining its directors. The Board believes, however, that the Company would experience difficulty in attracting qualified new directors should it find it necessary to do so, and that inclusion of Article Ninth could improve the Company's ability to secure directors' liability insurance and could improve the Company's ability to retain and attract directors. Consequently, the Board (recognizing its special interest in provisions that may restrict the future potential personal liability of directors) believes it is in the best interest of the Company to include Article Ninth in Delaware P.C. Quote's Certificate and provide the indemnification discussed below. The full text of Article Ninth is contained in Appendix B hereto and shareholders are urged to read it carefully.

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The Company's current by-laws contain indemnification provisions which grant all directors, officers, employees or agents of the Company or any person serving at the request of the Company in any such capacity in any other corporation, partnership, joint venture, trust or other enterprises indemnification and payment of certain expenses actually and reasonably incurred provided that certain standards of conduct are met or, in the alternative, the person is successful on the merits or otherwise. The Company's current by-laws require a case-by-case determination for the advancement of such expenses and contain no provisions for indemnification agreements.

Article Eighth of Delaware P.C. Quote's Certificate and Section 6.5 of Delaware P.C. Quote's by-laws contain indemnification provisions which grant all directors, officers, employees or agents of the Company or any person serving at the request of the Company in any such capacity in any other corporation, partnership, joint venture, trust or other enterprise, indemnification and payment of expenses to the fullest extent permitted by the Delaware Law. The by-laws also set forth procedures and presumptions which are intended to make it easier and faster for an indemnitee to receive payment of indemnification and advance payment of expenses and specifically permit the Company to enter into indemnification agreements with its directors, officers, employees or agents that are consistent with Delaware P.C. Quote's Certificate and by-laws and applicable law. Although the Company has not determined to enter into nor prepared any form of any indemnification agreement, such agreements would typically offer directors, officers, employees and agents of the Company significant assurance that they will be indemnified for actions taken in good faith and in a manner they believed to be in the best interest of the Company. Unlike an indemnification bylaw, the agreements are not subject to unilateral revisions or repeal by the Company in the event of a sudden change in composition or philosophy of the Board. In view of the fact that the Company has no directors' liability insurance, a large damage award could adversely affect shareholders' equity. A shareholder's vote "FOR" or "AGAINST" the Reincorporation is also a vote "FOR" or "AGAINST" adoption and ratification of such by-law and any indemnification agreement consistent therewith entered into by the Board with such indemnitees, including, without limitation, directors. The full text


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

of Article Eighth of Delaware P.C. Quote's Certificate is contained in Appendix B hereto and the full text of Section 6.5 of Delaware P.C. Quote's by-laws is attached as Appendix C hereto and shareholders are urged to read them carefully.

COMPARISON OF STOCKHOLDERS' RIGHTS

Upon consummation of the Reincorporation, shareholders of the Company, an Illinois corporation, will become stockholders of Delaware P.C. Quote, a Delaware corporation. Differences between the corporation laws of Delaware and Illinois, in addition to those already discussed, will result in several changes in the rights of the Company's shareholders. Although it is not practical to compare all the differences between the Illinois Statute and the Delaware Law, the following is a summary of certain of those differences which may significantly affect the rights that shareholders presently have under the Illinois Statute:

1. SPECIAL MEETINGS OF STOCKHOLDERS. The Illinois Statute provides that special meetings of stockholders may be called by the president, the board of directors or the holders of not less than one-fifth of all outstanding shares entitled to vote on the matter for which the meeting is called or by such other officers or persons as may be provided in the articles of incorporation or the by-laws.

Under the Delaware Law, a special meeting of the stockholders may be called by the board of directors or such persons as may be authorized by the certificate of incorporation or the by-laws. Delaware P.C. Quote's by-laws currently provide that special meetings of stockholders may be called by Delaware P.C. Quote's Board of Directors or by a duly designated committee of Delaware P.C. Quote's Board of Directors, but not by the stockholders.

2. DISTRIBUTIONS TO STOCKHOLDERS. Under the Illinois Statute, a corporation's board of directors may make distributions to stockholders (dividends, distributions by purchase, redemptions or other acquisitions of the corporation's shares) unless, after giving effect to any distribution, the corporation would be insolvent or the net assets of the corporation would be less than zero or less than the maximum amount payable at the time of distribution to stockholders having preferential rights in liquidation if the corporation were to be liquidated.

The Delaware Law permits dividends to be paid out of surplus or, if there is no surplus, the corporation's net profits of the current or preceding fiscal year, or both, unless after the payment of dividends the corporation's capital is less than the aggregate amount of the capital represented by the outstanding preferred stock of all classes having a preference upon distribution of assets.

3. STOCKHOLDER CONSENT TO ACTION WITHOUT MEETING. The Illinois Statute provides that, unless otherwise provided in a corporation's articles of incorporation (the Company's Articles do not so provide), any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting and without a vote, if a consent in writing describing the action so taken shall be signed (i) by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting, if five days prior notice of the proposed action is given in writing to all of the stockholders entitled to vote with respect to the subject matter thereof, or (ii) by all of the stockholders entitled to vote with respect to the subject matter thereof.

The Delaware Law permits the taking of corporate action without a meeting of stockholders upon the written consent of that number of shares necessary to authorize the proposed corporate action being taken, unless the certificate of incorporation expressly provides otherwise. Delaware P.C. Quote's Certificate does not so otherwise provide.

4. CERTIFICATE AMENDMENTS. Under the Illinois Statute, amendments to a corporation's articles of incorporation must be approved by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on such amendments unless the articles of incorporation provide otherwise (the Company's Articles do not so provide). Under the Delaware Law, amendments to a certificate of incorporation must be approved by the affirmative vote of a majority of the outstanding shares entitled to vote on such amendments unless the certificate of incorporation provides otherwise.

Delaware P.C. Quote's Certificate provides that such amendments must be approved by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote thereon. AS A RESULT, THE REINCORPORATION WILL NOT AFFECT SHAREHOLDERS' RIGHTS ON CERTIFICATE AMENDMENTS.

5. STOCKHOLDER APPROVAL FOR MERGERS AND SALES OF ASSETS. The Illinois Statute requires the vote of the holders of two-thirds of the outstanding shares entitled to vote to approve mergers and the sale of all or substantially all of a corporation's assets other than in the ordinary course unless the articles of incorporation otherwise provide (which the Company's Articles do not). Under the Delaware Law, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote is necessary to approve mergers and the sale of all or substantially all of a corporation's assets, unless the certificate of incorporation otherwise requires. Delaware P.C. Quote's Certificate requires the vote of the holders of two-thirds of the outstanding shares entitled to vote to approve mergers and the sale of all or substantially all of a corporation's assets. AS A RESULT, THE REINCORPORATION WILL NOT AFFECT SHAREHOLDERS' RIGHTS ON THE APPROVAL OF MERGERS AND SALES OF ASSETS.

Effective in August, 1985, the Illinois Statute was amended to provide that business combinations between a corporation and a shareholder (or an affiliate or associate of a shareholder) who owns securities constituting at least 10% of the outstanding voting power of such corporation must be approved by both an affirmative vote of at least 80% of the combined voting power of all voting shares of such corporation and an affirmative vote of a majority of all such voting shares not held by such shareholder. The higher vote requirement does not apply to a business combination where the proposed combination has been approved by two-thirds of the disinterested members of the corporation's Board of Directors or if certain price and procedural requirements are satisfied. In addition, the higher vote requirement does not apply to a business combination with a subsidiary wherein all shareholders are treated proportionately.
Delaware Law does not mandate and Delaware P.C. Quote's Certificate does not contain provisions comparable to those of the Illinois Statute. The amendment to the Illinois Statute was aimed at preventing certain "two-tier" acquisitions of Illinois corporations by so-called corporate raiders. It has been criticized by legal writers as internally inconsistent, unnecessarily broad and, possibly, constitutionally infirm. The Board of Directors of the Company does not favor special high voting requirements for business combinations, and believes the two-thirds vote required by the Illinois Statute prior to the 1985 amendment and adopted in Delaware P.C. Quote's Certificate provides adequate protection for shareholders.

6. DISSOLUTION. The Illinois Statute requires the vote of the holders of two-thirds of the outstanding shares entitled to vote to approve the voluntary dissolution of a corporation. Under Delaware Law the affirmative vote of the holders of a majority of the outstanding shares entitled to vote is necessary to approve the voluntary dissolution of a corporation, unless the certificate of incorporation provides otherwise. Delaware P.C. Quote's Certificate provides that a voluntary dissolution must be approved by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote thereon. AS A RESULT, THE REINCORPORATION WILL NOT AFFECT SHAREHOLDERS' RIGHTS REGARDING APPROVAL OF A VOLUNTARY DISSOLUTION.

7. REMOVAL OF DIRECTORS. Under both the Illinois Statute and Delaware Law, a majority of the shares outstanding entitled to vote thereon is sufficient to remove a director of a corporation with or without cause, provided that in the case of a corporation having cumulative voting, if less than the entire board is to be removed, a director cannot be removed without cause (under the Illinois Statute, with or without cause) if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors. Neither the Company nor Delaware P.C. Quote has cumulative voting.

8. APPRAISAL RIGHTS. The Illinois Statute grants appraisal rights in the event of a merger or consolidation, in the case of a sale or exchange of all or substantially all the property and assets of a corporation other than in the usual course of business, and in the case of an amendment to a corporation's articles of incorporation that materially and adversely affects the dissenters by


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abolishing a preferential right or right of redemption, or that limits or eliminates cumulative voting in a corporation incorporated prior to January 1, 1982. The Company was incorporated prior to January 1, 1982.

Delaware Law grants appraisal rights only in the case of a merger. Even in a merger, however, Delaware Law denies such rights to holders of shares listed on a national securities exchange or held of record by more than 2,000 stockholders, or to stockholders who receive shares of another corporation which is either listed on a national securities exchange or held of record by more than 2,000 stockholders. Such denial is not meaningful at present to the Company or its shareholders as shares of the Company are not listed on a national securities exchange, and the Company had approximately 500 holders of record as of June 24, 1987.

The availability of appraisal rights to shareholders of the Company who dissent from the Reincorporation is discussed under "Rights of Dissenting Shareholders" below.

9. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. Under both the Illinois Statute and Delaware Law, a corporation may generally indemnify any person who was or is a party, or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against expenses incurred by such person in connection with such action or suit, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in the alternative, such person is successful on the merits or otherwise. Under both the Illinois Statute and Delaware Law, a person entitled to indemnification must submit an undertaking to repay expenses advanced by the corporation if it is ultimately determined that he or she is not entitled to be indemnified. The Illinois Statute requires the Board of Directors to make a case-by-case authorization of advancement of indemnification expenses. Delaware Law, however, does not require such authorization, thus permitting general undertakings to advance indemnification expenses. See "Purposes and Effects of the Reincorporation--Indemnification of Directors, Officers, Employees and Agents."

10. DIRECTOR LIABILITY. As previously indicated, Delaware Law permits the elimination of personal liability of directors for monetary damages in certain instances. See "Purposes and Effects of the Reincorporation--Director Liability." The Illinois Statute has no comparable provision.

FEDERAL INCOME TAX CONSEQUENCES

No tax ruling has been requested from the Internal Revenue Service with respect to the Reincorporation; however, the Company has received the opinion of Arvey, Hodes, Costello & Burman, its counsel, as to all material federal income tax consequences of the Reincorporation to shareholders. Such opinion is to the effect that:

     For federal income tax purposes, the Reincorporation will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and shareholders of the Company, other than those shareholders who exercise dissenters' rights, will not recognize any gain or loss as a result of the Reincorporation. For federal income tax purposes, each holder of Common Shares of the Company will retain the same tax basis in his Delaware P.C. Quote Common Stock as he had in the corresponding Common Shares of the Company held by him immediately prior to the effective date of the Reincorporation, and his holding period for his Delaware P.C. Quote Common Stock will include the period during which he held the corresponding Common Shares of the Company, provided that such corresponding Common Shares were held by him as a capital asset at the effective date of the Reincorporation. For federal income tax purposes, each holder of Preferred Shares of the Company will retain the same tax basis in his Delaware P.C. Quote Preferred Stock as he had in the corresponding Preferred Shares of the Company held by him immediately prior to the effective date of the Reincorporation and his holding period for his Delaware P.C. Quote Preferred Stock will include the period during which he held the corresponding Preferred Shares of the Company, provided that such corresponding Preferred Shares were held by him as a capital asset at the effective date of the Reincorporation.


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